

Republic

Company Name	Upshift
Logo	



Headline	Redefining car ownership for urban living
Cover photo	

Hero Image



Tags   Eco, Female Founders, Minority Founders, Immigrant Founders, B2C, Cars, Transportation, Subscription

Pitch text

Summary

- Fractional car leasing service for low mileage drivers
- 230,855 lbs CO_2 eliminated, 50% female & 50% minority team
- 1,500+ accounts, waitlist to subscribe, 15X growth in MRR over 7 quarters
- Proven unit economics: 94% paid subscriber retention, $157 CAC, $4,842 LTV
- Creating a new $26B TAM in high density US cities alone
- Raised $900K including MINI (BMW), Urban Us & the cofounder of NerdWallet
- $250K NRE from Ford: pilot connecting Escapes to our apps + intent to scale

Problem

Car ownership should be easier

The way people get around cities is changing. As more people move to cities, parking is increasingly scarce and expensive, making owning a car more of a headache. More people are turning to ridesharing, bikesharing, and scootersharing apps for short trips around town, making owning a car less necessary. Yet these options don't work for many needs, like longer distance trips or shopping. Carshare and car rentals are expensive, inconvenient, and are often not available when and where you want them. Despite all these new solutions, about ⅓ of people in cities still own cars - they just drive them less and less. There is a great opportunity for a service that provides the freedom of owning a car without all the worry.


"I use a combination of rideshare, transit, and shared bikes and scooters to get around in the city.
The trouble comes when I need to get out of the city.
If I owned a car, I'd have to pay for parking, maintenance, and insurance, not to mention frequent parking tickets on a car I'd hardly drive."
- Joe L.
upshift
One third of cars in cities are rarely driven

Solution

A 2-car garage, in your pocket

Upshift removes all the friction from owning a car. Whenever you need to drive somewhere, we deliver a Toyota Prius or Ford Escape hybrid SUV to your doorstep. Get a car with as little as 30 minutes notice- always clean with a full tank. When you return, simply park it and walk away anywhere in our service zone. No more expensive garages or circling the block for street parking. Forget worrying about parking tickets, break-ins, or mysterious new dents. We provide full coverage insurance and take it in for maintenance and repairs. All you have to think about is where you are going. We're live in San Francisco and we plan to expand to all cities so you can always have "your" car — anywhere in the world.



The convenience of owning a car, without all the headaches

Subscribe to a car that gets delivered on the days you need to drive and we'll take care of the rest

upshift

Subscription

Subscriptions based on how often you drive

Getaway	Freedom	Auto Pilot
4 days/month	8 days/month	12 days/month
$199/month	$359/month	$499/month

*$750 activation fee
Prices include insurance, maintenance, and concierge parking
Tax, gas, & tolls not included
Unlimited rollover of unused days





You text
Tell us where and when you want your car delivered.
Upshift mobile app coming soon!





We deliver

We bring your car right to your door,
clean and gassed up for your drive.

You drive

Never worry about mileage or insurance.
We have every detail covered.

We pick up

You decide when you're done with
your car. When you're ready, we'll
pick it up and refuel and clean it.

A 2-car Garage in Your Pocket

Choose the right car for each trip

| Ford Escape SUV Hybrid

SUV fits 5 comfortably –
or golf clubs, surfboard,
bicycle, or skiis.

| Toyota Prius Hybrid

54 MPG hybrid gets you
to Tahoe and back on a
single tank.







Product

Intelligent, adaptive, & delivers for members — every time

We have designed and built a web admin panel to manage subscriptions, billing, and bookings. Our dispatcher app assigns delivery jobs to concierges, and our concierge app helps them manage their deliveries.

With new funding, we will integrate vehicle telematics to remotely unlock and locate vehicles so members and concierges don't need to meet. A new member app will let you set your vehicle preferences and manage your account, subscription, and reservations. A new fleet management system will keep track of all our cars and a predictive algorithm will manage constantly changing demand.







Web booking
management platform

to process bookings, process billing,
manage subscriptions and accounts





Dispatcher app

to assign car delivery and
pickup jobs to concierges

Concierge app

to manage delivery and
pickup jobs

Coming soon





Member app

to book, locate, unlock car,
manage account

Vehicle integration

to lock, disable, and track
vehicles



Traction

Over 1,500 signups + a waitlist to join

Upshift has gotten 40 solid 5-star Yelp reviews from our members. We currently have 1,500+ accounts created. We have as many people on a waitlist as paid active members. We've already facilitated over 3,000 trips. We're entering into a partnership with Ford to integrate the new hardware and software in their 2019 Escape SUVs into our delivery and dispatch apps to streamline our logistics. This lets us remotely lock, locate, track mileage and fuel consumption, run diagnostics, and monitor driver behavior without expensive third party hardware integration- an industry first. This means our members never need to meet our concierges to exchange keys

OEMs are taking notice: Ford pilot (Dec-Feb)



X   upshift

Ford will provide:

- 2 x 2019 Escape SUVs

- Connected car API access

- App integration support

- $250,000 non-dilutive project funding

Upshift will provide:

- Service

- iOS apps, web admin portal

- Engineering

- Operations

Coming soon: Scalable vehicle acquisition strategy on 2020 hybrid Escape SUV

It's working: 15x growth in MRR in 7 quarters



It's working: 15x growth in MRR in 7 quarters

Quarterly Recurring Revenues

active   waitlisted

$261,000 ARR

$22,000/mo MRR

99 subscribers

waitlisted demand:
50 subscribers and $135,000 ARR

Press

BUSINESS INSIDER   WIRED   URBAN-X   CURBED   METROPOLIS

Customers

Drive it like you own it

It's like your own car, but better. Need a car for business? Get a Prius delivered to the office, drive to the meeting, and return it at home. Want to skip town on weekends? Take the Escape SUV hybrid to get into nature. Surfboard, skiis, or bicycle? We'll bring it with a rack. Bringing your dog on a hike? We'll put in a car seat cover. Toddler in tow? Doorstep delivery makes it easy to put in a car seat. Big box shopping? Bring it all right to your door and be done. Lost something? We'll bring it next time. Our cars are identical down to the white paint and there's no branding, so you blend right in. Our apps keep track of what you like- from phone cable to temperature. Got a question? Just text us.



"Since becoming a monthly subscriber, I feel like I have my car back again. Like I own a car without the worries or cost of keeping it around all the time."

Sam R.



"I love Upshift. Great cars – all Priuses. Being able to text my request (without having to download another app), getting prompt responses and then 'presto' the car appears at my door – it is genius, easy and delightful!"

Ellee K.

The Weekend Car

4 days/month
Weekend outings

"Spending $700-1,000/month to own a car doesn't make sense from a value standpoint. We only need a car about once a week, which we mostly use to get out of the city on weekends."

-Mike C.

*Quotes from Upshift members

The Business Car

8-12 days/month
Business meetings, flex-commute

"I was thinking about leasing a car but I only need it a few days a week. Upshift is much more in line with my lifestyle!"



-Ben S.

Business Model
Like a cell phone plan, for your car

Our simple, transparent, all-inclusive monthly pricing means no haggling at the dealership. No big down payment, hidden fees, or long term commitments- change your plan or cancel anytime. Choose a subscription package of 4, 8, or 12 days of drive time per month depending on how often you need a car. Drive whichever days you want. If you don't use all your days, they rollover so you can store up days for a big road trip. If you run out and need extra days, just pay a flat day rate ($79-99/day). A car payment, parking space, and

insurance can easily cost $600/month or more, making Upshift an obvious alternative to leasing or owning a car.

Owning vs upshift
$275/mo garage or $89 parking tickets
Parking
Doorstep delivery
$100/mo
Insurance
Full coverage insurance included
days with a rental car, dealing with mechanics and claims processing
Damages
we'll get you a new car instantly, fix it and deal with claims
stuck with the same car for years- and expensive monthly payments
Commitment
drive the latest car or SUV and cancel anytime
spend Saturdays at the carwash cleaning bird poop
Cleaning
always drive a spotless car
get asked if your window needs cleaning
Refueling
never go to a gas station again

Detailed Unit Economics
Income Statement
COGS
Other ops





Market

Creating a new $26B US market

More and more people in cities are relying on transportation apps, rather than owning their own car. Upshift is tapping into this rapidly growing market by offering low mileage urban drivers an alternative that gives them the freedom of car ownership, without the cost or stress. 28% of people in high density US cities have reliable commute alternatives and drive a few days a month or a few days a week. This translates to about 7M people spending around $295/month for a $26B new market in the US alone. This is almost 10x larger than the carshare market, which is expected to grow 20% CAGR over the next 5 years.





Competition

Redefining car leasing for urban drivers

Upshift is the most convenient and reliable way to get access to a car. Our most direct competition is car leasing, but leases have a minimum of 10,000 miles/year and 2-year commitment, a big down payment, and you need to take care of parking, maintenance, repairs, and insurance. Car ownership no longer makes sense in cities where people don't commute by car. Carshare services like Zipcar are expensive and do not offer consistent availability in every location, especially during peak times. Peer-to-peer carshare (e.g., Turo, Getaround) have the same issues, but cars are often dirty, unmaintained, or low on gas. Rental car locations and hours are inconvenient and cars tend to be generic and entry level.




Convenience
TURO

Vision

Upshift is a machine for change

We believe that:

- We need a healthy planet. All our cars are hybrids and we will transition to EVs.
- Streets are for people, not cars. Every shared car we put on the road takes cars off the road.
- Everyone deserves dignity and respect. Our concierges are employees and we pay $20/hr+ with pathways to growth and equity.
- Diversity is strength. Our team is 50% female & 50% minority- and we aim to grow that way.
- Transportation should be seamless. We eliminate friction at every step to connect you to the people, places, and experiences that matter most.
- Autonomous vehicles need a fleet operator. Car delivery will come first, and will enable us to build centralized mobility hubs for cleaning and recharging.


Autonomous delivery will come before autonomous driving
"...we're actually not that far from it being quite reasonable for cars to drive a mile or two in the middle of the night on empty roads at slow speeds..."
- Brad Templeton, AV expert, Forbes article 11/19


Our vision: to be better than owning a car to



owning a car to improve cities and regenerate the planet.
230,855 lbs CO2 eliminated!
upshift

Investors

Backed by major carmakers

Upshift has received $442,000 in equity investment from the Urban Us, URBAN-X accelerator by BMW/MINI and over 80 angel investors, including the cofounder of NerdWallet. We have received $458,000 in debt financing for our vehicle fleet from Midway Fleet Leasing and Toyota Financial Services. We are also piloting a new partnership with Ford which they are funding with $250,000 in non-dilutive project financing. We are in discussions with Ford regarding a scalable supply of connected Escapes to grow the business.







URBAN-X

BUILT BY URBAN.US MINI

Ford

Founders

Leveraging entrepreneurship to drive structural change



Republic JOURNAL
Superheroes



Ezra cofounded a dockless bikeshare in 1999 and helped design a shared folding electric scooter at the MIT Media Lab with Piaggio in 2006 while doing his Master's in City Planning. He's consulted on innovation for HP and was managing director of a tech startup in Copenhagen, where he also was a PhD candidate studying why Danish people ride bicycles.

Ayako moved to Cambodia from Japan after college and launched a social enterprise when she could barely speak English, let alone Khmer. She now holds two Master's degrees, has consulted for the World Bank, and advised Stanford School students. She has a sharp mind for process improvement and a passion for creating delightful experiences.





Ezra Goldman

Co-Founder & CEO
Dockless bikeshare (1999)
eScootershare (2006)
MIT MCP (City Planning)

Ayako Hiwasa

Ops Co-Founder
Delighting members
Process optimization
Managing logistics

Team



| Ezra Goldman | Co-founder | 20+ years in shared mobility (including dockless bikeshare in 1999 & scootershare in 2006) & MIT MCP (Urban Planning) |

	Ayako Hiwasa	Co-founder	Worked at World Bank, advised students at Stanford d.School
	Joan Rueter	Concierge	
	Jonathan Hsieh	Concierge	
	Arjun Arora	Advisor, Partner @500 Startups EIR @Expa Cofounder @ReTargeter	
	Al Lieb	Advisor, Cofounding CEO/CTO @eVite @Clearslide @Gixo	
	Michael Wang	Advisor, Product Design @Facebook @Lyft @Northstar	
	David Brook	Advisor, Cofounder of 1st carshare in North America, helped launch Car2Go, Turo	
	Griff Long	Advisor, VP Operations @Zipcar & Sr Global Dir Carshare Operations @Hertz	
	Byron Shaw	Advisor, Founding Managing Director @GM Ventures	
	Brad Walsh	Advisor, SVP @Santander & Sr Dir @Cox Automotive (Vehicle Financing)	
	Edward West	Advisor, Cofounder @Mission Motors (EV motorcycles) @Hylo	
	Bishal Ghimire	iOS Developer	
	Sahil Miglani	Founding Engineer	

 Mohit Jain   Backend Engineer

Perks

$250	A personal tweet, post or mention on social media Offset carbon equivalent to taking 1 car off the road for 2 weeks
$500	A personal tweet, post or mention on social media A special thank-you note from the founders Offset carbon equivalent to taking 1 car off the road for 1 month
$1,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Offset carbon equivalent to taking 1 car off the road for 2 months
$5,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Invitation to attend 1 investor update call Offset carbon equivalent to taking 1 car off the road for 1 year
$15,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 3 years
$25,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 4 years
$50,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 8 years

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why won't someone just copy you?

Our core differentiators are the customer experience and our logistics. Existing carshare or rental car operators may try to add delivery, for example. We have built our service and technology from the ground up to optimize our logistics operations. We consider leveraging third party owned assets but determined that their operations (hours, locations, vehicle availability or quality, etc.) would not enable us to provide the reliable, consistent service our members come to us for and would likely lead to expensive delivery costs and/or degraded member experience (cars unavailable, arriving late, dirty, damaged, poorly maintained, etc.). Large corporates in this space have a track record copying slowly or late and then executing

poorly as they are not able to sufficiently differentiate from their existing business model (see Enterprise waiting 15 years to copy Zipcar then eventually shutting it down vs Avis just acquiring Zipcar).

Why wouldn't someone just buy a car at this price?

People tend to underestimate the true cost of ownership. When you factor in down payments, parking, car payments, insurance, etc. our pricing is quite competitive and in many cases more affordable than owning a car. We feel our value proposition is sufficiently more flexible and convenient to justify the current pricing and our members agree. Our membership base tends to be a similar demographic as far as income and education as use other comparable tech-enabled transportation services (rideshare, etc.) suggesting while some may consider our service an "affordable luxury", they do consider it affordable. We are also testing some new pricing innovations using existing pricing strategies in the automotive industry that will cut the monthly subscription by as much as half which could make it more approachable to a wider audience.

Isn't this a super niche market?

We don't think so. We've been in this space for 20+ years and worked on bikeshare, rideshare, scootershare, P2P carshare and other shared transportation models years before others. Typically, when we are onto something it doesn't even have a name or a following. This is the biggest opportunity we have come across yet- to bring the share economy into the car leasing space, and to truly build an alternative to owning a car. By our estimates, this represents about 1/3 of all cars in urban markets, and all their associated costs (insurance, parking, maintenance, etc.).

How will you scale beyond cities?

The barrier to scaling shared mobility is never vehicle supply. It's parking and housing density. You always need to have a car available within walking distance whenever someone wants it. With current business models, you need a lot of people and a lot of cars within proximity of each other- and parking for every vehicle. That's expensive and inefficient. Most services suffer from low utilization rates and high unit economic costs. Operations degrade as so many vehicles in so many places cannot be serviced often or guaranteed to be available nearby. With our model, we just need a few high value subscribers within delivery distance of each other. This will enable us to scale into lower density markets than other service providers can, unlocking new markets for a "second car" solution that were previously not possible. And, of course, this only increases with autonomous vehicle delivery.

Why don't you have electric cars?

We really wanted to launch with electric cars and still want to add them as soon as possible. However, they don't make sense (yet) for our business model. Many of our members like to use our service for longer trips and infrastructure, while getting better, still isn't as ubiquitous as gas stations. They are still considerably more expensive than gas or hybrid vehicles even with subsidies. They still take a long time to charge which would limit our capacity to operate efficiently as we often "flip" cars immediately from one member to the next with just a few minutes in between. We can envision scenarios in which a member would not be able to get a car even though one was available because they had to wait for it to charge. In a few years, we expect the price of EVs to become more comparable in price, range to increase, more charging infrastructure, and- perhaps the biggest- there is tech in R&D now that can do a 10 minute quick charge without degrading the battery which we expect to be viable soon. We expect in the coming years, we will start to add EVs as these issues become resolved with new technology.

Are these your cars?

Yes. We looked at all the different ways to use someone else's cars and determined that we would not be able to provide the service quality, consistency, reliability, or operational efficiency we need using third party owned assets. Also, we believe that new technologies like autonomous, connected and electric vehicle technology will evolve quickly over the next few years and we want to be at the cutting edge of these developments. That is why we are building partnerships with vehicle suppliers and vehicle finance partners who can provide a steady funnel of vehicles that meet our specifications.

Is this funding going to buying cars?

No. Equity capital goes to technology development, operations, marketing, and other costs associated with building a technology startup.